March 4, 2025

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (the “Trust”) (File Nos. 333-89822, 811-21114)

Dear Mr. Rosenberg,

On November 22, 2024, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post- Effective Amendment Nos. 316 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 325 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust's registration statement (collectively, the "Amendment"). The Amendment was filed to add two new series—ProShares UltraShort Top QQQ (formerly, ProShares UltraShort Mega QQQ) and ProShares Ultra Top QQQ (formerly, ProShares Ultra Mega QQQ) (each, a “Fund,” collectively, the “Funds”).

We received comments from you relating to the Amendment, dated January 3, 2025. For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response below each such comment. The Trust will file Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Funds’ prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes. Capitalized terms not otherwise defined herein will have the same meaning as the Amendment.

1.Comment: In the investment strategy, please specify that the Nasdaq-100 Mega Index is designed to target the performance of approximately the top 45% cumulative weight of the Nasdaq-100 Index.

Response: The Trust has revised the disclosure as requested.

2.Comment: It says the top ranked companies of the weight of the index. Please confirm that it’s 47% of the weight of the Nasdaq-100 Index and not the Nasdaq-100 Mega Index.

Response: The Trust so confirms and has revised the disclosure to clarify the referenced disclosure.

3.Comment: Please disclose that no company weight may exceed 35% and disclose the number of constituents as of November 31st or the most recently available date.

Response: The Trust has revised the disclosure as requested to disclose that no company weight may exceed 35%. The Trust has not typically provided in the registration statement the number of Index constituents as the information is not required by Form N-1A and the information may fluctuate during the course of the year and, consequently, a point in time measurement may be confusing and misleading to investors. The Trust therefore respectfully declines to make this change.

4.Comment: Please complete all tables and bracketed information.

Response: The Trust will complete all tables and bracketed information in the B-Filing.

5.Comment: Please supplementally identify the Fund’s broad-based securities market index.

Response: The Advisor confirms that the Fund expects to use the Nasdaq Composite Index as its broad-based securities market index.

6.Comment: Please confirm whether the Fund is using a wholly-owned subsidiary for investment purposes.

Response: The Trust confirms the Fund does not expect to use a wholly-owned subsidiary and has removed any related disclosures.

* * * * *

We hope that these responses adequately address your comments. If you or any other Commission staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Kristen Freeman

ProShare Advisors LLC

Senior Director, Counsel